================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ ]    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
       OF 1934

       For the fiscal year ended ___________________

                                       OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from April 1, 2001 to December 31, 2001


                        Commission File Number: 001-13889


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         MacDermid, Incorporated Profit Sharing and Employee Stock Ownership
         Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           MacDermid, Incorporated
                           245 Freight Street
                           Waterbury, CT 06702-0671


================================================================================

                              REQUIRED INFORMATION

         In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.

                                    EXHIBITS

23.1     Consent of KPMG LLP


                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      MACDERMID, INCORPORATED PROFIT
                                      SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN


Date:  June 26, 2002                  By: /s/ Frank Montiero
                                          -------------------------------
                                          Frank Montiero
                                          Member, MacDermid Benefit Plans
                                          Administration Committee

                                                                      APPENDIX 1




                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Financial Statements and Supplemental Schedule

                         December 31 and March 31, 2001

                   (With Independent Auditors' Report Thereon)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN


                                TABLE OF CONTENTS



                                                                            PAGE

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits                          2

Statements of Changes in Net Assets Available for Plan Benefits               3

Notes to Financial Statements                                                 4

SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Period)             10


Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 and Department of Labor Regulations have not been included herein as the information is not applicable.

                          INDEPENDENT AUDITORS' REPORT


Plan Administration Committee
MacDermid, Incorporated Profit Sharing and
  Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31 and March 31, 2001 and the related statements of changes in net assets available for plan benefits for the nine months ended December 31, 2001 and year ended March 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31 and March 31, 2001 and the changes in net assets available for plan benefits for the nine months ended December 31, 2001 and year ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of period is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


Hartford, Connecticut
May 10, 2002

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

              Statements of Net Assets Available for Plan Benefits

                         December 31 and March 31, 2001


                                                                     DECEMBER 31,       MARCH 31,
                                                                         2001             2001
                                                                     ------------      -----------
Investments, at fair value (note 5):
     MacDermid Company Stock Fund                                    $44,908,192        56,254,944
     Other investments                                                50,010,959        51,700,988
                                                                     -----------       -----------
                 Total investments                                    94,919,151       107,955,932
Cash                                                                     206,810           609,483
                                                                     -----------       -----------
                 Net assets available for plan benefits              $95,125,961       108,565,415
                                                                     ===========       ===========



See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

         Statements of Changes in Net Assets Available for Plan Benefits Nine months ended December 31, 2001 and Year ended March 31, 2001



                                                                     DECEMBER 31,           MARCH 31,
                                                                        2001                  2001
                                                                    --------------         -----------
Investment income:
     Dividend and interest income on securities                     $    323,181             3,884,952
     Interest on participant loans                                       190,129               266,504
     Net appreciation (depreciation) in fair value of
         investments (note 6)                                         (3,899,683)          (37,351,230)
                                                                    ------------           -----------
                 Total investment income (loss)                       (3,386,373)          (33,199,774)
Contributions:
     Employer                                                            929,568             1,559,915
     Employee                                                          3,767,973             5,612,126
     Rollover                                                            261,399             2,078,844
                                                                    ------------           -----------
                 Total net additions                                   1,572,567           (23,948,889)
                                                                    ------------           -----------
Deductions:
     Distributions to participants                                   (14,841,955)          (18,125,797)
     Administrative expenses                                             (94,470)              (11,156)
     Forfeitures                                                              --              (139,653)
     Other, net                                                          (75,596)              (28,866)
                                                                    ------------           -----------
                 Total deductions                                    (15,012,021)          (18,305,472)
                                                                    ------------           -----------
                 Net decrease                                        (13,439,454)          (42,254,361)
Net assets available for plan benefits, beginning of year            108,565,415           150,819,776
                                                                    ------------           -----------
Net assets available for plan benefits, end of year                 $ 95,125,961           108,565,415
                                                                    ============           ===========



See accompanying notes to financial statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                         December 31 and March 31, 2001



(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis.

       (b)    TRUST FUND

              Prudential Investments was the Trustee of the Plan through December 31, 2000. Effective January 1, 2001, First Union National Bank is the Trustee of the Plan. The assets of the Plan were transferred in January 2001. Under the terms of a trust agreement between the Trustee and the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan (the Plan), the Trustee manages a trust fund on behalf of the Plan. The Plan Trustee has discretionary authority concerning purchases and sales of investments in the trust fund. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (d)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (e)    GENERAL

              Effective December 31, 2001, the Plan year changed from a March 31 fiscal year end to a December 31 calendar year end.

(2)    PLAN PROVISIONS

       The Plan, as amended and restated, is a defined contribution plan sponsored by MacDermid, Incorporated (the Company).

       All domestic employees of the Company are eligible to participate in the Plan. This includes employees of MacDermid Incorporated and its continental United States subsidiaries, except MacDermid Equipment, Inc. and Dynacircuits LLC.


                                       4                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                         December 31 and March 31, 2001


       Effective March 31, 2002, the Company announced the termination of the MacDermid Equipment, Inc. 401K Plan (ME4). In connection with the anticipated termination of the ME4 Plan, the assets will be distributed to participants (or to their beneficiaries). Distributions may be made, in whole or in part, in the form of eligible rollover distributions to the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan or an IRA. The forfeitable portion of eligible, active participants' account balances will be fully vested on the date the ME4 Plan is terminated.

       Effective January 1, 1999, the ESOP provision of the Plan was changed to allow participants to contribute to the Plan using pre-tax dollars to purchase company stock. This provision is referred to as a KSOP.

       Under the terms of the Plan, employees are eligible to contribute under the KSOP, 401(k) and after-tax options on the first of the month following their date of hire. Participating employees may elect to have up to 8% of pre-tax wages contributed to the Plan under the 401(k) option, and up to 7% of pre-tax wages under the KSOP provision. Participating employees may elect to have up to 3% deducted from their after-tax wages and invested in the same investment options as the 401(k) arrangement. The Company will match 50% of the employee's KSOP contribution, up to a maximum of 3.5% of the employee's compensation. Employees may elect to make pre-tax contributions up to the IRS limit of $10,500 in 2001 and 2000 to the same investment options as the 401(k) arrangement.

       The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. In order to be eligible for the profit-sharing contributions, employees must be at least 18 years of age and have completed five months of service. Employees will be eligible for profit-sharing as of the March 1st subsequent to their completion of the above requirements. Profit sharing contributions were $0 for the nine months ended December 31, 2001 and the year ended March 31, 2001.

       Employees vest immediately in their contributions. Full vesting with respect to the Company's contributions requires five years of credited service, except that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3.5% of compensation allocated to the MacDermid Company Stock Fund are used to reduce the cash contribution required by the Company in the following year. Forfeitures available to reduce future employer contributions amounted to $193,808 and $153,007 at December 31 and March 31, 2001, respectively.

       The 1,000-hour rule for credited service was waived for the plan period ending December 31, 2001. For the plan period April 1, 2001 to December 31, 2001, all participants employed by MacDermid on December 31, 2001 would receive one credited year of service towards vesting.

       Distribution of participants' accounts upon separation shall be paid in
       (a) a lump sum, or (b) equal installments over a period not to exceed 15 years. If the non-forfeitable balance does not, and did not at the time of any prior distribution, exceed $5,000, the participant's account shall be distributed in a lump-sum.

       The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, modify or terminate the Plan at any time. If it is necessary to discontinue the Plan, the assets in the Trust Fund will be used to provide benefits in accordance with the provisions of the Plan document.


                                       5                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                         December 31 and March 31, 2001


(3)    FEDERAL INCOME TAXES

       The Plan has received a tax determination letter from the Internal Revenue Service (IRS) dated July 13, 1995 indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter, however, the Company believes the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.

       Plan participants are taxed on plan benefits at the time of distribution to the extent such distribution exceeds a participant's post-tax contribution to the Plan. Effective January 1, 1993, the Plan withholds the mandatory 20% federal tax from all taxable distributions, which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity or installments).

(4)    INVESTMENT PROGRAMS

       Plan participants may elect among 17 separate investment funds in which to have their contributions and a portion of the Company's contributions invested. The 17 investment funds as of December 31, 2001 are as follows:

       (1) FIRST UNION STABLE INVESTMENT FUND - Seeks maximum current income consistent with stability of capital and maintenance of liquidity.

       (2) FIRST UNION ENHANCED STOCK MARKET FUND - Seeks to exceed the performance of the S&P 500 index by investing in a select subset of the stocks in that index.

       (3) AMERICAN CENTURY ULTRA FUND - Seeks capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation.

       (4) DAVIS NY VENTURE FUND A - Seeks long-term capital appreciation and income through purchasing high-quality, well managed growing companies at value prices and holding them for the long term.

       (5) EVERGREEN SPECIAL EQUITY FUND I - Seeks growth of capital through investing mainly in both growth and value-oriented stocks that show potential for growth in earnings and price.

       (6) FEDERATED STOCK TRUST FUND - Seeks growth of income and capital by investing principally in a professionally managed and diversified portfolio of common stocks of high quality companies.

       (7) FRANKLIN TEMPLETON SMALL/MID CAP GROWTH FUND A - Seeks long-term capital growth by investing primarily in small and medium-sized companies with market cap values of less than $1.5 billion or similar in size to those with the highest market cap values in the Russell 2000 Index at the time of purchase.

       (8)   INVESCO DYNAMICS FUND - Seeks capital appreciation.


                                       6                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                         December 31 and March 31, 2001


       (9) JANUS GROWTH & INCOME FUND - Seeks long-term growth of capital with a limited emphasis on income.

       (10) JANUS WORLDWIDE FUND - Seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of all sizes.

       (11) MFS CAPITAL OPPORTUNITIES FUND A - Seeks capital appreciation by investing primarily in common stocks.

       (12) DREYFUS MID-CAP INDEX FUND - Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index.

       (13) PUTNAM INTERNATIONAL GROWTH FUND A - Seeks capital appreciation through a diversified portfolio of international stocks, targeting companies with established earnings growth that are selling at below market prices.

       (14) EVERGREEN SELECT CORE BOND FUND - Seeks to maximize total return through a combination of current income and capital growth by investing mainly in corporate and mortgage securities.

       (15) FIDELITY MORTGAGE SECURITIES FUND - Seeks high current income consistent with prudent investment risk. The fund may also consider the potential for capital gain.

       (16) AIM FUNDS GROUP BALANCED A - Seeks to provide income and long-term growth of capital and income by investing in companies of all sizes, both domestic and foreign, and investment-grade bonds.

       (17) MACDERMID INCORPORATED COMPANY STOCK FUND - This fund consists primarily of common stock of MacDermid, Inc.

       Participants may elect to transfer amounts from one investment fund to another, up to once per day, using a voice mail response system or via the internet.

(5)    INVESTMENTS

       In September 1999, The American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended March 31, 2000.


                                       7                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                         December 31 and March 31, 2001


       The following table represents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified:


                                                            DECEMBER 31,            MARCH 31,
                                                               2001                   2001
                                                            ------------           -----------
       MacDermid Incorporated Company Stock Fund            $44,908,192             56,254,944
       First Union Stable Investment Fund                    22,841,110             19,855,947
       Davis NY Venture Fund A                                7,466,240              9,359,039
       Other investments                                     19,703,609             22,486,002
                                                            -----------            -----------
                                                            $94,919,151            107,955,932
                                                            ===========            ===========

(6)    NET APPRECIATION (DEPRECIATION)

       During the nine months ended December 31, 2001 and the year ended March 31, 2001, the Plan's investments (including investments bought and sold, as well as investments held during the year) appreciated (depreciated) as follows:


                                                           NET APPRECIATION
                                                     (DEPRECIATION) IN FAIR VALUE
                                                 ------------------------------------
                                                 DECEMBER 31,             MARCH 31,
                                                    2001                    2001
                                                 ------------           -----------
       Company Stock Funds                       $(3,929,977)           (29,227,244)
       Other securities                               30,294             (8,123,986)
                                                 -----------            -----------
                                                 $(3,899,683)           (37,351,230)
                                                 ===========            ===========

(7)    PARTICIPANT NOTES RECEIVABLE

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 5.75% to 9.0% at December 31, 2001. Principal and interest is paid ratably through regular payroll deductions.


                                       8                             (Continued)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                         December 31 and March 31, 2001


(8)    SUBSEQUENT EVENTS

       As of January 1, 2002, the deferral amount that participants could contribute to the Plan was increased from 8% to 10%.

       As required by EGTRRA, the Plan adopted new vesting requirements. All matching contributions made on or after January 1, 2002 will vest pursuant to a 3-year cliff. All matching contributions prior to January 1, 2002 will remain on a 5-year cliff.

       Effective January 1, 2002, the diversification requirement for the KSOP/ESOP portion of the Plan would be changed from age 55 and 10 years of service to age 55 only.

       Effective January 1, 2002, the stock distributions from the Plan will be either in-kind or cash.

(9)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Prudential prior to January 1, 2001 and subsequently by First Union from January 1, 2001 forward. First Union and Prudential are the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $94,471 and $11,156 for the nine months ended December 31, 2001 and the year ended March 31, 2001, respectively.


                                       9                             (Continued)

                                                             SCHEDULE H, LINE 4i

                     MACDERMID, INCORPORATED PROFIT SHARING
                       AND EMPLOYEES STOCK OWNERSHIP PLAN

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001


       IDENTITY OF ISSUER, BORROWER,                      DESCRIPTION                 CURRENT
         LESSOR, OR SIMILAR PARTY                        OF INVESTMENT                 VALUE
------------------------------------------------        ---------------             -----------
 *First Union Stable Investment Fund                     815882 units               $22,841,110
 *First Union Enhanced Stock Market Fund                   3128 units                   222,963
 *MacDermid Company Stock Fund                          2649451 shares               44,908,192
  Hercules Company Stock Fund                              5278 shares                   52,780
  American Century Ultra Fund                              4598 units                   126,213
  Davis NY Venture Fund A                                293600 units                 7,466,240
  Evergreen Special Equity Fund I                        155672 units                 1,752,866
  Federated Stock Trust Fund                               5575 units                   189,212
  Franklin Templeton Small Cap Growth Fund A              12403 units                   386,597
  Invesco Dynamics Fund                                   17438 units                   277,789
  Janus Growth & Income Fund                              21297 units                   440,636
  Janus Worldwide Fund                                    65966 units                 1,934,133
  MFS Capital Opportunities Fund A                       305956 units                 4,108,988
  Dreyfus S&P Mid-Cap Index Fund                          23175 units                   488,056
  Putnam International Growth Fund A                      21263 units                   421,435
  Evergreen Select Core Bond Fund                        165833 units                 1,885,806
  Fidelity Mortgage Securities Fund                      227738 units                 2,434,932
  AIM Funds Group Balanced A                              86312 units                 2,238,934
 *Participant Loans                                      5.75% - 9.0%                 2,742,269
                                                                                    -----------
                          Total                                                     $94,919,151
                                                                                    ===========


*Represents a party-in-interest.


                                       10